Noel M. Gruber*
1250 24th Street NW, Suite 700
Washington, DC 20037
ngruber@buckleysandler.com
202.349.8043

May 17, 2010

VIA EDGAR

Mr. Hugh West

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington DC 20549

RE:	Virginia Commerce Bancorp, Inc.
Form l0-K for Fiscal Year Ended December 3l 2009
Form 8-K filed April 22, 2010
File No. 000-28635

Dear Mr. West

On behalf of Virginia Commerce Bancorp, Inc. (the “Company”), we hereby provide the Company’s response to your supplemental comment letter dated, April 27, 2010 in respect of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and Form 8-K filed April 22, 2010. For convenience we have preceded each of the Company’s responses with the Commission staff’s comment.

Form 10-K for Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 4

1.                                       We note your response to comment five of our letter dated February 17, 2010 and your disclosure on page 4 concerning your methodology for determining the allowance for loan losses. In your response you explained that you made certain changes to your allowance methodology during the third quarter of 2009, including migrating from the use of peer data to your own loss experience to develop your historical loss factors and adjusting certain qualitative factors related to your commercial real estate loans. Changes in the practices you follow to determine your allowance for loan losses can impact that amount and an understanding of the credit quality information you present. Accordingly, please revise your future filings to clearly disclose when changes are made to your allowance for loan loss methodology, discuss why you made the change and, to the extent possible, quantify the effect of those changes.

The Company will disclose in future filings any changes that it makes to the allowance for loan loss methodology, the reason for the change and the overall effect of that change on the level of the allowance for loan loss from period to period.

2.                                       We note your disclosure on page 5 that you consider the support available from financial guarantors when assessing individually reviewed loans for impairment. We also note that your loan portfolio has a significant concentration of commercial real estate loans. Please tell us the following:

•               Tell us whether you have any commercial loans that have been extended at or near original maturity, for which you have not considered impaired due to the existence of guarantees. If so,

please tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

The Company advises the Staff that the Company does not have any such loans. Guarantor support in terms of liquidity, outside income and cash flow and net equity in tangible assets such as real property is considered when evaluating and establishing a risk rating for an individual loan. However, guarantor support would not by itself represent a mitigant in determining whether an individual loan is impaired. The impairment evaluation is based solely on the current fair market value of collateral, the net present value of future discounted cash flows or the value of the loan based upon its market price as required under FAS 114. The only instance in which guarantor support would impact the impairment decision is where a guarantor lends additional collateral support through a pledge of personal assets.

•               To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, please tell us how you consider whether it is a troubled debt restructuring;

The Company advises the Staff that when a loan is extended and the extension decision is based upon guarantor support the support required must be in the form of a pledge of additional collateral or a cash reserve controlled by the Bank to support future debt service. The loan would be considered a troubled debt restructuring if the interest rate was decreased below current market rates and/or the repayment structure were adjusted due to adverse financial circumstances for more than a three month period.

•               Tell us how you evaluate the strength of the guarantor, including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed;

The Company advises the Staff that guarantor strength is evaluated based upon net worth and liquidity as detailed by current financial statements and disclosures supported by schedules of cash and marketable securities held and independent confirmation of real property holdings and corresponding debt based upon tax assessments, automated valuation models, or appraisals and billing statements. Updated financial statements are required annually. Guarantors are also required to submit personal tax returns to assist with the evaluation of income and cash flow on an annual basis.

•               Tell us how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

The Company advises the Staff that over the past two years the primary benefit of guarantor support has been the ability to successfully negotiate, in many cases, the pledge of additional collateral and/or cash reserves to shore up loans which are deemed under secured or which are experiencing a decline in debt service ability. The Company’s need to pursue guarantors in an adversarial legal collection action has been minimal and the decision making process for doing so is not the same in all cases. The Company does not track and cannot possibly place a number on the success or failures it has had with guarantors.

•               Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

The Company advises the Staff that there are no under secured loans which have been identified but are not considered impaired solely on the basis of the existence of a guarantee.

Risk Elements and Non-Performing Assets, page 13

3.                                       We note that a significant amount of your non-performing loans are comprised of acquisition, development and construction loans. We also note that it appears that this portfolio has a relatively high amount credit risk. If you have a material amount of construction loans with interest reserves, please revise your future filings to disclose the following:

•                 Policy for recognizing interest income on those loans;

•                 How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

•                 Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

•                 Your underwriting process for the loans with interest reserves and any specific differences in how you underwrite loans with interest reserves and those without interest reserves;

•                 Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming non-performing; and

•                 Whether any of your loans with interest reserves are currently non-performing.

The Company will provide the following disclosure with regard to interest reserves in future filings, commencing with the Form 10-Q for the period ended March 31, 2010:

“Our underwriting for new acquisition, development, and construction loans always includes the interest cost for the loan whether an interest reserve is approved or not. In other words, the equity requirement in the new loan is established reflecting the amount of interest required to serve the project.  We continually monitor the adequacy of reserve requirements, including interest reserves, during the draw process to ensure the project is being completed on time and within budget.  We have restructured loans due to the slow market, re-underwriting each loan based on time and cost to complete.  We do not continue funding interest reserves just to keep the loan from becoming non-performing. We consider whether the loan to value will support current and future advances and whether the project is meeting certain completion criteria necessary to successfully complete the project.  Once a loan becomes non-performing, we do not allow draws on interest reserves.” Please see “Risk Elements and Non-Performing Assets” in our Management Discussion and Analysis for the period ending March 31, 2010.

4.                                       We note that your other impaired loans of $171.8 million at December 31, 2009 include potential problem loans (that may be well secured and currently performing) and troubled debt restructurings. Please revise your future filings to more clearly describe how you identify potential problem loans and how you determined such loans were impaired, and in some instances requiring higher reserve levels, despite being well secured and currently performing.

The Company will revise future filings to remove the reference to these impaired loans as being well secured, as that is not always the case, and to indicate why in some instances require specific reserves. These loans have been identified by the Company as having certain weaknesses as a result of the Company’s specific knowledge about the customer or recent credit events, and are classified as substandard and subject to impairment testing at each balance sheet date. Please see “Risk Elements and Non-Performing Assets” in our Management Discussion and Analysis for the period ending March 31, 2010.

5.                                       As a related matter, please revise your future filings to disclose the following information related to your troubled debt restructurings:

•      TDRs quantified by loan type classified separately as accrual/non-accrual;

•                 Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status;

•               Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions); and

•               Discussion of your success with the different types of concessions.

The Company will revise future filings to include a schedule of TDRs by loan type, and is including the following additional disclosure under “Risk Elements and Non-performing Assets” in response to the comment:

“These loans which have been provided concessions such as rate reductions, payment deferrals, and in some cases forgiveness of principal are all on accrual status. If the loan was on non-accrual at the time of the concession it is the Company’s policy that it remain on non-accrual and perform in accordance with the modified terms for a period of six months. As of March 31, 2010, all troubled debt restructurings were accruing interest. If a troubled debt restructuring is on non-accrual status it is reported as a non-accrual asset. Since early 2008, the Company has had only one troubled debt restructuring, for $649 thousand, that was subsequently placed on non-accrual status.”

Financial Statements

Note 1 -  Nature of Banking Activities and Significant Accounting Policies

Other Real Estate Owned, page 39

6.                                       We note your response to comment two of our letter dated February 17, 2010 and your disclosure on page 39 concerning your periodic assessments of the carrying value of your other real estate owned. You disclose that other real estate owned is carried at the lower of book value or fair value less costs to sell. Your disclosure indicates that you adjust the carrying amount of your other real estate owned when new information is obtained (including a potentially acceptable offer, the sale of a similar property and/or a change in the listing price of the property); however it is not clear whether you perform or obtain updated valuations for these properties in the absence of these types of situations. Accordingly, please revise your disclosure in future filings to confirm that you perform procedures at each balance sheet date to estimate the fair value of other real estate owned in order to assess the carrying amount of such properties for impairment in accordance with your stated accounting policy. Please also clarify whether these valuations are determined by means of obtaining updated appraisals or by other internal valuation methodologies.

The Company will revise it’s disclosures in future filings to confirm that it had performed procedures and made the proper impairment adjustments, if any, at the balance sheet date.  As noted in our current disclosure, we use recent offers, sales of similar properties, and changes in our listing price, to determine if we are carrying the property at fair value. We also use the advice of outside consultants and real estate agents with knowledge of the markets the properties are located in, and will add this additional information to our disclosure. Appraisals are ordered when the property is foreclosed on, but are not routinely updated at each balance sheet date. Please see “Risk Elements and Non-Performing Assets” in our Management Discussion and Analysis for the period ending March 31, 2010, for disclosure of this information.

Note 2 - Securities, page 43

7.                                       We note your response to comment four of our letter dated February 17, 2010. We acknowledge your conclusion that the use of collateral-specific deferral/default projections did not have a material impact on the amount of credit-related OTTI recognized during the nine months ended September 30, 2009 and the year ended December 31, 2009. We note, however, that you continue to disclose the use of a general default rate of 75 basis points for all of your pooled trust preferred securities. Please confirm for us that the revised OTTI methodology described in your response will be used on a go-forward basis. Please also ensure that your disclosures in your future filings reflect an accounting policy that complies with the applicable authoritative literature.

The Company confirms that the revised methodology using different deferral and default rates for its four trust preferred securities pools, based on management’s review of the underlying issuers, has been implemented and used in the calculation of OTTI for the three months ended March 31, 2010. The Company will also ensure that accounting policy, as disclosed in future filings, will comply with the applicable authoritative literature.

Form 8-K filed April 22, 2010

Exhibit 99

Asset Quality and Provisions For Loan Losses

8.                                    We note your disclosure here and in the tables provided elsewhere in the exhibit regarding recent trends in asset quality, loan performance, and related ratios, etc. Please provide to us and undertake to include in your MD&A, starting with your 10-Q for the quarterly period ended March 31, 2010 (and future filings), more enhanced disclosure to address the following:

•               Specifically address direct and indirect relationships between current trends in your loan portfolios and the provision for loan losses and the allowance for loan losses. For example, explain why your non-performing assets increased 15%, troubled debt restructurings increased 13%, and loans 30-89 days past due increased 186%; yet your allowance for loan losses decreased approximately 6% during the quarter;

•               Quantify the amount of both non-accrual and other impaired loans that were charged-off during the current period for which an allowance was previously provided (i.e. those loans requiring an allowance pursuant to ASC 310-10); and

•               Disaggregate the allocation of the allowance for impaired Loans to provide a greater Level of granularity, consistent with the level of granularity provided elsewhere throughout your interim and annual reports (i.e. by major classification) such as the level of granularity provided by Table 4 on page 13 of your 10-K. Refer to Item IV.B of Industry Guide 3.

The Company has included the following disclosures to its quarterly report for the period ended March 31, 2010 in response to the comment:

“Despite a sequential increase in non-performing assets of $10.7 million and an increase in troubled debt restructurings of $9.1 million, the total allowance for loan losses declined by $2.7 million from 2.86% of total loans at December 31, 2009, to 2.75% at March 31, 2010.  This decline of $2.7 million in the allowance reflected the charge-off of $5.8 million in specific reserves that were part of the allowance as of December 31, 2009, the recovery of $548 thousand in prior period charge-offs, specific reserves added for additions to impaired loans of $5.4 million, and a decline of $2.3 million in general reserves. The decline in the general reserves was due to a 20 basis point decrease in our qualitative factors on commercial real estate loans and commercial construction loans with improvement in local economic conditions and delinquency levels in those portfolios, as reflected in the decline in commercial real estate loans 30 to 89 days past due from $22.2 million at September 30, 2009, to $7.5 million at March 31, 2010, and no delinquencies in our commercial construction loan portfolio.”

The Company will provide similar disclosure in future filings.  Additionally, the Company will provide tabular disclosure in substantially the following form in future filings to provide a greater level of granularity of the allowance for loan losses:

(Dollars in thousands)	March 31, 2010	March 31, 2009	December 31, 2009
Allocation of the allowance for loan losses:
Real estate –mortgage-general	$13,083	$8,919	$14,669
Real estate –mortgage-specific	11,469	1,107	11,845
Real estate – construction-general	12,475	5,574	13,616
Real estate – construction-specific	14,170	13,559	13,341
Commercial-general	6,158	3,504	5,700
Commercial-specific	4,629	4,680	5,541
Consumer-general	307	101	320
Consumer-specific	116	50	120
Total	$62,407	$37,494	$65,152

Enclosed with this letter please find the requested written acknowledgement statement from the Company.

Please do not hesitate to contact the undersigned at 202.349.8043, by fax at 202.349.8080, or by email at ngruber@buckleysandler.com, if you have any questions regarding this response, have any further comments, or require further information.

Very truly yours,

/s/ Noel M. Gruber

Noel M. Gruber
* Licensed only in Maryland and Pennsylvania
Not admitted in the District of Columbia
Supervised by David Baris

cc:	Peter A. Converse
William Friar
Angela Connell
Jessica Livingston

Virginia Commerce Bancorp, Inc.

5350 Lee Highway

Arlington, Virginia 22207

May 17, 2010

VIA EDGAR

Mr. Hugh West

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington DC 20549

RE:	Virginia Commerce Bancorp, Inc.
Form l0-K for Fiscal Year Ended December 3l 2009
Form 8-K filed April 22, 2010
File No. 000-28635

Dear Mr. West:

In connection with the response of Virginia Commerce Bancorp, Inc. (the “Company”) to the comment letter of Commission staff dated April 27, 2010 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and Form 8-K filed on April 22, 2010 (the “Filings”), the Company, by its duly elected and currently serving officer, does hereby acknowledge that:

•                                    The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                                    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                                    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

VIRGINIA COMMERCE BANCORP, INC.

By:	/s/ William K. Beauchesne
William K. Beauchesne
Chief Financial Officer